LETTERHEAD OF SONFIELD AND SONFIELD



April 13, 2004

U.S. Securities and Exchange Commission
Office of Small Business
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Vertica Software, Inc.
        Request for Withdrawal of Information Statement filed February 13, 2004 File No. 0-28813
        CIK No. 0001048607

Ladies and Gentlemen:

         In accordance with the provisions of Article IV of the Plan and Agreement of Merger entered into by and between Vertica Software, Inc., a Colorado corporation and Vertica Software, Inc., a Delaware corporation, the parties have agreed to terminate and abandon the merger.

         The Board of Directors has determined that the extraordinary, unusual and unexpected time delay and expense associated with responding to comments of the staff of the Securities and Exchange Commission are not cost effective.

Yours very truly,

/s/Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo